UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                SEC File Number: 001-16107
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               (Check one) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K
                           [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form, Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: Mirant Corporation
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Former Name if Applicable: Southern Energy Inc.

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Address of Principal Executive Office (Street and Number, City)
1155 Perimeter Center West, Atlanta, Georgia 30338-5414

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K,

      Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed
[ ] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The audit of the Company's 2002 financial statements and the reaudits of the Company's 2000 and 2001 financial statements are not completed and cannot be completed by the required filing date without unreasonable cost and effort.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dan Streek                       678                        579-5000
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      (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes []No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: The reaudits of the Company's 2000 and 2001 financial statements are nearing completion and will result in restatements of income, cash flows and financial position. The magnitude of such restatements has not yet been finalized as the audit work is not yet complete. Until these results are more certain, we are not in the position to provide information that is meaningful.

                               Mirant Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2003                       By /s/ Dan Streek
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                                               Dan Streek, Vice President and
                                               Controller
                                               (Principal Accounting Officer)